One Financial Center Boston, MA 02111 617 542 6000 mintz.com

October 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Officer of Mergers & Acquisitions

100 F Street, N.E. Washington, D.C. 20549

Attention: Brian Soares and David Plattner

Re:	PSYCHEMEDICS CORP Schedule 13E-3/A filed October 4, 2024

File No. 005-39145 (the “Amendment No. 1 to Schedule 13E-3”)

Revised Preliminary Proxy Statement on Schedule 14A filed October 4, 2024

File No. 001-13738 (the “Amendment No. 1 to Preliminary Proxy Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Psychemedics Corporation (the “Company”) in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 11, 2024 (the “Comment Letter”) from the Division of Corporation Finance, Office of Mergers & Acquisitions, to Brian Hullinger, President and Chief Executive Officer of the Company, relating to the above-referenced Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Preliminary Proxy Statement. In conjunction with this letter, the Company is filing Amendment No. 2 to each of its Schedule 13E-3 and Preliminary Proxy Statement (the “Amendment No. 2 to Schedule 13E-3” and the “Amendment No. 2 to Preliminary Proxy Statement”, respectively) with the Commission.

For reference, we have set forth below in italics the Staff’s comments from the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. The responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Page numbers referred to in the responses reference the applicable pages of the Amendment No. 2 to Schedule 13E-3 and the Amendment No. 2 to Preliminary Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Amendment No. 2 to Schedule 13E-3 and the Amendment No. 2 to Preliminary Proxy Statement.

Preliminary Proxy Statement and Schedule 13E-3, each filed October 4, 2024

General

Comment 1: Please mark as preliminary the form of proxy. See Rule 14a-6(e)(1).

Response 1: The Company has updated the form of proxy in the Amendment No. 2 to Preliminary Proxy Statement to mark it as preliminary.

Comment 2: We note your response to prior comment 7, and appreciate the added references in the disclosure to the increase in Mr. Kamin’s stake. However, the disclosure in the preliminary proxy statement continues to downplay, or even fails to acknowledge entirely, the dilutive effect that the increase in Mr. Kamin’s stake will have on the shareholdings of the other Continuing Stockholders. Please revise, or advise.

Boston    Los Angeles    New York    San Diego    San Francisco    TORONTO   Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

October 16, 2024

Response 2: The Company has added disclosure to the Amendment No. 2 to Preliminary Proxy Statement to emphasize that the corporate governance influence of the Continuing Stockholders will be diluted by the combined effect of Mr. Kamin’s percentage beneficial ownership increasing from 11.4% to 35.1% and his receipt of director designation rights as a result of the Transaction and the terms of the Stock Purchase Agreement.  The Company has eliminated any references to “small effects”, “nominal amount” and any similar phrasing in reference to the effect of the Transaction on Continuing Stockholders other than Mr. Kamin and his affiliates.  This added disclosure about corporate governance dilution is contained on p. 4, p. 8, p. 30, p. 35, p. 39, and p. 65 of the Amendment No. 2 to Preliminary Proxy Statement.

Further, please note that, as a result of the Transaction, the Company’s outstanding common stock will increase only by the number of shares to be issued under the Stock Purchase Agreement the proceeds of which ($500,000) will be used for working capital purposes (approximately 212,765 shares).  Other than the foregoing, the proceeds from every share sold to Mr. Kamin at $2.35 per share will be used to cash out an equal number of fractional shares at the $2.35 per share price.  The differential dilution caused by the new net shares being sold to Mr. Kamin for working capital funding, which the other Continuing Stockholders are not also purchasing pro rata, is itself immaterial in its effect on the percentage ownership levels among the Continuing Stockholders and is reflected in the 35.1% number above.

Based on the foregoing, the Company believes that the only relevant form of dilution caused by the Transaction is the corporate governance dilution described above. The Company believes it has adequately addressed this matter with the additional disclosure referenced above that has been added to the Amendment No. 2 to Preliminary Proxy Statement.

Background of the Transaction, page 19

Comment 3: We note your response to prior comment 10. We disagree with your apparent conclusion that Mr. Kamin’s actions outlined in our prior comment 10 were either addressed in the then-existing Schedule 13D disclosure or did not constitute a material change to the disclosure then in effect. Please be advised that amendments to Schedule 13D are regulated under Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a). Consequently, disclosure regarding a plan or proposal under Item 4 of Schedule 13D may need to be made in advance of the execution of a formal agreement. Generic disclosure of the type included in the Schedule 13D or reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. Refer to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations at Question 110.06.

Response 3: Counsel to Mr. Kamin has informed the Company that he understands the Commission’s position that Schedule 13D may require disclosure regarding an applicable plan or proposal to be made prior to the execution of a formal agreement, and that boilerplate language may not be sufficient. Counsel to Mr. Kamin has informed the Company that he believes that, while they are not necessarily in agreement with the Commission’s conclusion, that as of the current date, all material information regarding his plans or proposals concerning the registered securities of the Company is currently disclosed on his current Schedule 13D, as amended. Counsel to Mr. Kamin has informed the Company that, recognizing each situation may have unique facts, they will be attentive to the Commission’s position as to Schedule 13D disclosure obligations regarding plans or proposals going forward with respect to the Company and other issuers. As this matter does not pertain to any filing obligation of the Company or its compliance with any reporting requirements applicable to it and we do not represent Mr. Kamin, we respectfully request at this time that if further communication on this topic is required by the Staff that it be conducted directly with Mr. Kamin’s counsel, whose contact information appears at the end of this letter.

MINTZ

October 16, 2024

Fairness of the Transaction, page 32

Comment 4: We note your response to prior comment 13. The disclosures referenced in the second and fourth paragraph of your response appear to be missing from your revised preliminary proxy statement. Please advise or revise.

Response 4: With respect to the disclosure referenced in the second paragraph of the Company’s response to prior Comment 13, such disclosure appears on p. 36 of the Amendment No. 2 to Preliminary Proxy Statement (not p. 4 as was indicated in the Company's response to prior Comment 13) adjacent to the captions “Recommendation of the Transaction Committee” and “Recommendation of the Board of Directors”. With respect to the disclosure referenced in the fourth paragraph of the Company’s response to prior Comment 13, the Company has added such disclosure on p. 34 of the Amendment No. 2 to Preliminary Proxy Statement.

Proposal 4, page 97

Comment 5: We note your response to prior comment 18 and the revised disclosure on page 99. Please include a similar statement in the second paragraph on page 97 to clarify that the Forward Stock Split ratio set by the Board will be the inverse of the Reverse Stock Split ratio set by the Board.

Response 5: The Company has added such statement to the second paragraph on p. 97 of the Amendment No. 2 to Preliminary Proxy Statement.

* * * * *

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-1619 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ Matthew W. Tikonoff
Matthew W. Tikonoff

cc:	Securities and Exchange Commission Brian Soares

David Plattner

Psychemedics Corporation

Brian Hullinger

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew J. Gardella (mgardella@mintz.com)

Matthew W. Tikonoff (mwtikonoff@mintz.com)

MINTZ

October 16, 2024

Sullivan & Worcester LLP, counsel to Peter H. Kamin and affiliated entities

David E. Danovitch (ddanovitch@sullivanlaw.com)

Angela Gomes (agomes@sullivanlaw.com)